PROSPECTUS SUPPLEMENT NO. 1 (To Prospectus dated July 30, 2015)	Filed Pursuant to Rule 424(b)(3) Commission File No. 333-204826

6,600,000 Shares of Common Stock

This Prospectus Supplement No. 1 (this "Prospectus Supplement") supplements and amends the prospectus dated July 30, 2015 (the "Final Prospectus") relating to the initial public offering of 6,600,000 shares of our common stock. You should read this Prospectus Supplement in conjunction with the Final Prospectus, and this Prospectus Supplement is qualified by reference to the Final Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Final Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any additional amendments or supplements thereto.

On August 5, 2015, the United States Department of Agriculture Rural Development, or USDA, issued a conditional commitment to provide a guarantee of up to 90% of the principal amount of a commercial loan that we might acquire from a third party commercial lender. We have no agreements or understandings at this time with any third party commercial lenders about any such commercial loan to us. We will have to obtain a commitment from a third party commercial lender for such commercial loan and negotiate the terms within the constraints of the offered USDA guarantee. If we obtain the loan, we intend to apply the proceeds towards the expansion of our Reno facility, as described in in the Final Prospectus section, “Our Business - Our First Recycling Facility: Reno, Nevada.”

The USDA’s conditional commitment sets forth certain terms and conditions of a commercial loan, referred to herein as a qualifying loan. The qualifying loan will:

•	not exceed $10 million;
•	have an interest rate equal to the greater of (a) 6% per year or (b) prime plus 2%;
•	be secured by the real estate, plant and fixtures at our proposed Reno recycling facility and a certificate of deposit of $1,000,000;
•	have a term of 21 years;
•	require us to pay interest only over the first 12 months of the loan and, thereafter, principal and interest would be payable based on a 20-year amortization schedule.

If we receive a commercial loan under this USDA guarantee, we would pay ordinary bank fees and the guarantee fee of $270,000. The USDA’s loan guarantee commitment is also subject to certain other conditions, including the absence of any material adverse change in our business or financial condition between the time of the USDA’s issuance of the conditional commitment and the USDA’s issuance of the formal loan guarantee in connection with our closing of a qualifying loan.

There can be no assurance we will be able to acquire a qualifying loan. We do not expect to acquire any such loan unless the lender receives the loan guarantee from the USDA, of which there can be no assurance.

Please see “Risk Factors” beginning on page 6 of the Final Prospectus to read about certain factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 12, 2015